Mr John P Nolan
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

1 February 2006

Dear Mr Nolan

HSBC Holdings plc
Annual Report Form 20-F for year ended December 31, 2004 filed March 4, 2005
File No 1-14930

We refer to your letter of January 27, 2006, which set out your further comment on the above-referenced filing. Our response is as set out below.

Note 49 – Differences between UK GAAP and US GAAP, page 322

1	We note your response to our prior comment 2. For your hedges of fixed rate deposits where you use the shortcut method to assess hedge effectiveness, please tell us whether any of these deposits were brokered deposits obtained from independent parties or your affiliates. Please tell us whether the swap counterparty paid any upfront fees on your behalf for the brokered certificates of deposit. If the swap counterparty did pay an upfront brokerage fee on your behalf, please tell us how you considered these fees in your determination that the fair value of the interest rate swap at the inception of the hedging relationship was zero.

HSBC has applied the shortcut method to assess hedge effectiveness to certain brokered deposits obtained from independent parties. No such deposits were brokered by HSBC affiliates.

In no instance has a fee been paid to the deposit broker on HSBC's behalf by the swap counterparty. Hence, there is no financing element in the terms of the interest rate swap that would impact our conclusion that the fair value of the swap at the inception of the hedging relationship was zero.

Confirmations

We confirm that:

–	HSBC Holdings plc is responsible for the adequacy and accuracy of the disclosure in its filings;
–	Staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
–	HSBC Holdings plc may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely